Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE APPOINTS PAUL GODIN AS NEW CHAIRMAN OF THE BOARD OF DIRECTORS

Founder and inventor of Dutch Auction patent returns to company to drive next phase of company's growth

Toronto, Ontario – March 27, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, announced today it has appointed Paul Godin to the role of Chairman of the Board of Directors.

Anthony DeCristofaro has elected to step down as Chairman to pursue his new venture in the social media space and Paul Godin has agreed to join Northcore in the role of chair.  Mr. Godin was the founder and Chief Executive Officer of Northcore and charted its initial explosive growth as Canada's first publicly listed Internet company.  In addition, Mr. Godin was the inventor responsible for the Dutch auction process patent, which continues to be a cornerstone of the Northcore suite of IP holdings.  Subsequent to his tenure with the firm, Mr. Godin has held senior leadership roles in a number of successful private and publically held corporations.  With the company positioned for unprecedented growth through multiple organic and non-organic initiatives, Mr. Godin was overwhelmingly confirmed as the choice to help helm the firm though this crucial period.

“I would first like to thank Anthony for his contributions to the progress that the company has made during his tenure as chairman.  His friends at Northcore wish him well as he shifts his focus to that of full time CEO at Qnext Corporation focused in the private cloud computing arena,” said Amit Monga, CEO of Northcore Technologies. “On the heels of this progress, we are extremely excited to welcome Paul Godin as our incoming chair. Paul's historic contributions are woven into the fabric of Northcore and his passion and unbridled enthusiasm will have a huge impact in our future successes.”

“It is rare for a technology company to survive the trials of time and remain relevant.  It is even more rare for that firm to find itself resurgent and poised for a major breakthrough almost twenty years later. This company was always ahead of its time, but now the convergence of circumstance, technologies and consumer appetites means that we have the right products at the right time,” said Paul Godin, incoming Chair of Northcore Technologies. "Social Commerce, Cloud Computing and Mobile Engagement have long been core to this company before they were stamped into the industry lexicon.  I am proud to have returned to Northcore at this point in her history and look forward to telling the story and driving growth during this exciting time.”

Northcore Appoints New Chairman

Northcore develops solutions to support the evolving needs of industry and provides comprehensive platforms for the management of capital equipment and the implementation of Social Commerce business models.  These products are proven, effective and in use by some of the world’s most successful corporations.

Companies interested in effective software  solutions should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at Sales@northcore.com.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.  For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com